SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
_______________________

WESTMORELAND COAL COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

960878106
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
4404 52nd Avenue NE
Seattle, WA 98105
______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 7

CUSIP NO. 960878106	13D	Page 2 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 1,205,700
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 1,205,700
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 3 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 31,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 31,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 4 of 7

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on March 9, 2015, as amended by Amendment No. 1 to Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on July 8, 2015 (as amended, the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of Transaction.

Item 4 is amended by adding the following:

On July 26, 2015 Mr. Frischer sent a letter to the Issuer’s Chief Executive Officer requesting that the Issuer take certain actions to enhance shareholder value.  A copy of the letter is attached to this Schedule 13D-A as Exhibit 3.

Item 7.  Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D
2.	Letter to Issuer dated July 6, 2015 (previously filed with Amendment No. 1 to Schedule 13D)
3.	Letter to the Issuer dated July 26, 2015

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  July 28, 2015

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 3

Charles Frischer
4404 52nd Avenue NE
Seattle, WA 98105

July 26, 2015

Mr. Keith E. Alessi, CEO
Westmoreland Coal Company
9540 S. Maroon Circle, Suite 200
Englewood, CO 80112

Dear Keith,

Since I filed my latest 13-D ownership statement on July 8, 2015, in which I disclosed owning 1,205,700 shares or 6.7% of the Westmoreland Coal Company, the price of the common stock has fallen from $17.50 per share to $13.88 as of this past Friday. This decline accelerated even after you had a one-hour conference call in which you carefully tried to explain to the shareholders why the shares of Westmoreland are selling at levels far below intrinsic value. The market reaction to your conference call was for the shares to lose almost 15% of their value. Clearly, the public shareholders do not appreciate or understand the strength of the investment story.

For example, on Friday’s conference call the analyst from BB&T asked if the company was going to issue equity to help fund the San Juan acquisition. While you did not rule out issuing equity for potential acquisitions, the marketplace misunderstood your response. Based on the balance sheet and the upcoming Kemmerer drop-down mentioned on the conference call, the company has the ability to close on this transaction with a combination of available cash and lines of credit. Therefore, no equity will be required to close the San Juan deal.

My interpretation of your comments in regards to issuing equity is that you would consider issuing equity in Westmoreland Coal if it resulted in the company being able to buy an additional asset, not the San Juan asset. In fact, I take your comments to mean that the only condition in which you would issue equity is to purchase an additional asset, which would result in a massively accretive transaction to shareholders. Once again, the market is misunderstanding your comments.

On the basis of the current situation, I call upon the Board of Directors to take the following actions immediately:

1.
Explore an immediate sale of the company for a price in excess of $31 per share. Based on the capital markets, private-equity company investment requirements, and the extremely long-term nature of our contracts, this price represents a minimum price that the company should expect to receive. In fact, it is possible and likely that the number will be higher. This would represent a 123% premium to the current share price.

The $31 price expectation is based on several facts. The company stated in its June 12th presentation to investors that free cash flow per share after debt service for 2015 is expect to be $3.27 at the mid-point of guidance. Westmoreland generates an additional 35 cents of income via ownership of shares in Westmoreland Resources. This results in $3.62 per share free cash flow for 2015. In addition, the company reported this past Friday on the conference call that the Coal Valley export facility is losing approximately $18 million per year due to the commodity nature of that asset. Those contracts expire at the end of 2017; therefore, while the company can expect to lose an additional $45 million over the next 30 months, the cash flow at Westmoreland will increase by another $1.00 per share staring in 2018.

Finally, Westmoreland is under contract to purchase the San Juan mining assets from BHP. The misunderstanding of the facts behind this acquisition is another example of the market not appreciating our business. This is going to be a great acquisition with a minimum 7-year contract length. Since this transaction is not yet closed, the management at Westmoreland has been prudent not to disclose the details behind this deal. That said, a number of analysts have provided some educated guesses about the value of this acquisition and believe the contribution might be an additional $1.00 per share in cash flow staring in 2016. Instead of giving Westmoreland credit for a great acquisition, the market is now punishing us for an alleged equity raise, which will never happen.

The math for the $31 minimum price is straightforward. 2015 expected cash flow per share is $3.62. Westmoreland can expect an additional $1.00 per share from the San Juan transaction, and in 2018, the Coal Valley loss will be removed. The resultant cash flow per share in 2018 is therefore $5.62. Using a seven times free cash flow multiple and deducting the $45 million operating loss from Coal Valley for the next 30 months yields a $36.84 per-share value. A more conservative multiple of six times cash flow yields $31.22 per share. This value does not include any consideration for the ROVA assets, which in 2019 can likely be sold for another $2 or $3 per share. Nor does it include any value for the carbon activation facility projected to come on line by 2018.

Projected 2018 per-share cash flow
Current 2015 mid-point per-share cash flowguidance	$3.27
Contribution from Westmoreland Resources	$ .35
Income per share from San Juan acquisition starting in 2016	$1.00
Removal of per-share loss from Coal Valley at end of 2017	$1.00

2018 cash flow per share	$5.62

2.
Add two additional members to the Board of Directors at Westmoreland Coal who are large shareholders. While I am willing to be one of those two members, there are many qualified investors who control more than 250,000 shares and would provide valuable advice and consent.

3.	Send a list of current shareholders to my attention.

4.
Schedule a 4-hour investor day during the month of August to fully and completely outline the investment merits of Westmoreland Coal to your existing and potentially new shareholder base. The investor day will actually save management critical time and energy because it will be an opportunity to address all investors at once, as opposed to having a never ending slew of 1- and 2-hour phone calls with individual investors.

5.	Create a new investor-relations position at Westmoreland Coal/Resources who can address issues from shareholders without taking up the valuable time of executive management.

6.
Immediately accelerate negotiations to change the Westmoreland Coal line of credit/revolver to allow a buyback program. This will allow the company to opportunistically reduce the share count. Based on my 2018 free cash flow projections, the company is selling for 2.5 times 2018 free cash flow. Purchases of Westmoreland stock at current levels make spectacular investment sense.

The coal industry in general is suffering from a multitude of problems related to their over-reliance on commodity-based pricing. Unlike Westmoreland, the other coal companies in the United States generally have over-leveraged balance sheets related to previous acquisitions in which they expected both met and thermal coal prices to be far in excess of current levels. The increased production from Australian mines and the devaluation of the Australian currency have put additional pressure on many coal companies based in the United States. The economic slowdown in China has also dramatically impacted commodity prices. Peabody Energy bonds are trading at levels that imply a bankruptcy or restructuring is likely in the next 1 to 3 years. Many other players in the space are currently in pre-bankruptcy or will likely be there shortly.

Against this dismal backdrop Westmoreland Coal stands in sharp relief. Westmoreland has an average of 10-year contracts for its coal. We employ an entirely different business model in which we are partners with our utility customers, who burn our coal on a cost-plus, cost-protected or geographically protected structure. As a result of our distinct model, the effective price per million BTU for our utility partners is less than $2.00. In fact, in your most recent presentation, you detailed that company-wide, the breakeven with natural gas was $1.68 per million BTU. We are unique, and the market is not able or willing to value our exceptional model. In light of this, I request that you immediately take action on the steps outlined in this letter.

Sincerely,

Charles Frischer